Exhibit 10.75

October 2, 2006

Ms. Lorraine Siegworth

2113 Wesleyan Drive

Columbus, Ohio 43221

Dear Lorraine:

It is my pleasure to welcome you to State Auto. This letter will confirm your employment agreement for the position of Vice President, Strategy and Organizational Effectiveness, with a starting date of October 17, 2006.

Your annual base salary will be $200,000, with a “signing” bonus of $50,000, to be paid as soon as practicable following your start date, (no later than 30 days after start date.) You will also receive a minimum guaranteed bonus of $100,000, which will be paid as of June 1, 2007 or as soon as administratively practicable thereafter, but in no event later that August 1, 2007. (Should your performance be above target, you are eligible for the additional short-term incentive payment amount above target consistent with the plan.) In addition to our standard benefit package, you will receive 20 days of vacation, effective immediately, and two personal holidays.

You will be eligible to participate in the State Auto Quality Performance Bonus Plan (“QPB Plan”) or any similar cash incentive compensation plan generally made available to executives of State Auto. This plan requires the employee to have completed two full calendar quarters of service to be eligible for a bonus under the Plan. Since you would not be eligible for a bonus until the performance period beginning in April 2007, you will be paid an additional bonus equaling the amount of QPB bonus you would have received had you been eligible, if such a bonus is actually earned during the fourth quarter of 2006 or first quarter of 2007.

I am recommending to the Compensation Committee of State Auto Financial Corporation that a non-qualified stock option grant of 6,000 shares be awarded to you effective November 2, 2006, at the shares’ market price as of that date. These options will mirror the terms of the options granted to other officers of the Company, including a ten year term and a three year graduated vesting schedule.

Finally, you will be eligible for a severance package of two years’ cash compensation, payable if within three years of your start date, I were to relinquish the position of Chief Executive Officer of the State Auto Companies or there were a change in control of the Companies, provided you are adversely affected in your employment following the election of a new CEO or a change in control. You will be granted one year’s cash compensation should you be terminated without cause.

As a senior executive, you will receive full indemnification coverage under a standard directors and officers liability insurance policy at the expense of the Company. (The Company will indemnify, hold harmless and defend you to the fullest extent permitted by law against expenses and liabilities reasonably incurred by you, in connection with or arising our of any action, suite, or proceeding in which you may be involved by reason of having been a director or officer of the company, or any subsidiary.)

Additional information on all State Auto benefit programs is enclosed. We look forward to seeing you in October.

Sincerely,

/s/ Robert P. Restrepo, Jr.

Robert P. Restrepo, Jr.

Chairman, President and CEO

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